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Victoria Pratt

Founder at Pratt Standard Cocktail Company

Washington, District Of Columbia

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Pratt Standard Cocktail Company

GU **Georgetown University**

📇 **See contact info**

👥 **496 connections**

Entrepreneur with a passion for great food and beverage. Living the dream as Founder of True Syrups & Garnishes. Always up for epicurean adventures in any form.

Experience

Founder

Pratt Standard Cocktail Company

Nov 2014 – Present · 4 yrs 5 mos



Founder

TRUE Syrups & Garnishes

Sep 2014 – Present · 4 yrs 7 mos
Washington D.C. Metro Area

-Develop and execute overall business growth strategy
-Design and implement sales strategy, including all new business
-Design and implement marketing strategy, including social media
-Encourage the development of team culture... See more



American Bar Association Rule of Law Initiative
3 yrs 11 mos

 **Program Officer, Asia**
Jun 2013 – Apr 2015 · 1 yr 11 mos
Washington, dc

-Collaborate with Asia Director to manage programmatic and financial aspects of 3 programs (USAID, AusAID) in the Philippines, and one program in PNG (DoS Bureau of Democracy, Human Rights, and Labor)
-Oversee budgeting and compliance for U.S. and Australian government-funded co... See more

 **Program Associate, Asia**
Jun 2012 – Jun 2013 · 1 yr 1 mo
Washington, DC

-Spearheaded the budget process and assisted with the successful proposal development for a $20
Million USAID Partnership for Growth (PFG) cooperative agreement to spur economic development in the Philippines... See more

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Oct 2013 – Jan 2014 · 4 mos
Washington D.C. Metro Area

-Developed financial model for start-up business
-Developed roll out plan for app
-Worked with developer to fix bugs/errors in app

Consultant to The Howard Baker Forum
Baker Donelson
Jun 2010 – Jun 2011 · 1 yr 1 mo

- Formulated short and long term strategy for the Forum
- Performed theoretical website design and planning
- Conducted cultural research for product implementation optimization

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Education

Georgetown University
BSFS, International Politics and Asian Studies
2007 – 2011
Activities and Societies: Georgetown Gastronomes

Associated Colleges in China
Third-Level Mandarin Chinese
2009 – 2009

A two-month intensive Mandarin Chinese Language training program in Beijing.

Skills & Endorsements

International Relations · 12

Endorsed by 6 of Victoria's colleagues at American Bar Association Rule of Law Initiative

Program Management · 10

Endorsed by Mat Larson Krisetya, who is highly skilled at this

Endorsed by 6 of Victoria's colleagues at American Bar Association Rule of Law Initiative

Policy Analysis · 9

Endorsed by Katherine (Kate) Alexander and 1 other who is highly skilled at this

Endorsed by 4 of Victoria's colleagues at American Bar Association Rule of Law Initiative

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